Issuer Free Writing Prospectus filed Pursuant to Rule 433

Registration No. 333-214874

December 9, 2016

xG Technology Signs Final Definitive Business Purchase Agreement to Acquire

Vislink Communication Systems

Sarasota, Florida—December 19, 2016—xG Technology, Inc. (“xG”) (Nasdaq: XGTI, XGTIW), a leader in providing critical wireless communications for use in challenging operating environments, is pleased to announce that it has signed the final definitive business purchase agreement to acquire Vislink Communication Systems (“Vislink”) from Vislink, Plc. All substantive terms of the acquisition, which was originally announced on Oct. 20, 2016, have been agreed upon by the respective parties and due diligence has been completed. The agreement is subject to Vislink shareholder approval, and funding of the acquisition is expected to be finalized thereafter.

The Vislink acquisition gives xG a market-leading position in delivering end-to-end video capture/transmit/receive solutions to broadcast, sports and entertainment, and mission-critical public safety and defense sectors worldwide. The integration of Vislink will add significant revenue to xG’s overall operations and offer the opportunity to realize numerous synergies with its IMT business unit. At present, there is comparatively little overlap between IMT and Vislink in the areas of product offerings, sales channels, and market coverage, which increases the potential for new and expanded business wins for both companies.

George Schmitt, CEO and Board Chairman of xG Technology, said, “The Vislink acquisition represents a transformational step for xG Technology, and we believe it will help xG realize overall revenues of at least $60 million in 2017. There are impressive sales, technology, and manufacturing synergies between Vislink and IMT which will be realized as we integrate the operations in 2017. In addition to providing us a position of market prominence in delivering customized video technology systems, this acquisition offers new opportunities to incorporate xG’s patented interference mitigation and spectrum sharing technologies. Finally, we would like to welcome our new colleagues from Vislink into our company.”

Roger Branton, CFO of xG Technology, said, “The Vislink deal, which builds upon our prior purchase of IMT, underscores our plan to effect strategic acquisitions that further the Company’s long-term growth objectives. In the same way that we were successful in achieving efficiencies in all our business operating areas after acquiring IMT, we expect the Vislink acquisition to result in significant cost savings once it is fully integrated.”

“The xG Technology brand and business unit IMT are leaders in communication and digital microwave systems serving the Broadcast, Sports & Entertainment and MAG (Military, Aerospace & Government) markets. We are very excited to become part of the xG Technology family,” said James Walton, CEO of Vislink Communication Systems. “The product and technology synergies between Vislink and IMT will create a formidable alliance and further strengthen and expand our solutions for secure, high-quality video capture and delivery. I am confident that this transaction will significantly increase the global foothold of our market leading wireless camera and satellite communications systems. Collaboratively, Vislink Communication Systems and IMT will develop new marketing channels, strengthen innovative technology integration, and enrichen our global depth of innovative solutions within broadcast and law enforcement markets.”

About xG Technology, Inc.

Founded in 2002, xG Technology has developed technologies that enable always-available, always-connected and always-secure voice, broadband data and video communications. The company’s brand portfolio includes xMax and Integrated Microwave Technologies (IMT).

xMax is a patented all-IP, software-defined cognitive radio network that delivers mission-assured wireless connectivity in any RF environment. It provides a solution to the challenges of interoperability, survivability and flexibility in expeditionary and critical communications networks. xMax incorporates advanced optimizing technologies that include spectrum sharing, interference mitigation, multiple-input multiple-output (MIMO) and software defined radio (SDR), making it ideal for wide area, as well as rapid emergency communication deployment in unpredictable environments and during fluid situations. xMax offers solutions for numerous industries worldwide, including military, emergency response and public safety, telemedicine and critical infrastructure.

IMT is a leading provider of mission-critical video solutions, advanced digital microwave systems and engineering, integration, installation and commissioning services serving the Broadcast, Sports & Entertainment and MAG (Military, Aerospace & Government) markets. Since its inception, IMT has focused on building a product portfolio that incorporates a high level of performance, reliability and build quality, extended operating ranges and compact form factors. IMT’s product lines include digital broadcast microwave video systems, compact microwave video equipment for licensed and license-free sports and entertainment applications, and wireless video solutions designed for use by state, local and federal police departments. More information on IMT can be found at www.imt-solutions.com.

Based in Sarasota, Florida, xG has over 100 patents and pending patent applications. xG is a publicly traded company listed on the NASDAQ Capital Market (symbol: XGTI) For more information, please visit www.xgtechnology.com

Cautionary Statement Regarding Forward Looking Statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company’s expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties.  These statements include but are not limited to statements regarding the intended terms of the offering, closing of the offering and use of any proceeds from the offering. When used herein, the words “anticipate,” “believe,” “estimate,” “upcoming,” “plan,” “target”, “intend” and “expect” and similar expressions, as they relate to xG Technology, Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

For More Information:

Daniel Carpini
xG Technology
daniel.carpini@xgtechnology.com
(941) 953-9035